Exhibit 3.1
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FIRST MERCURY FINANCIAL CORPORATION
ARTICLE I
NAME
          The name of the corporation is First Mercury Financial Corporation (the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND REGISTERED AGENT
          The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.
ARTICLE III
CORPORATE PURPOSE
          The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).
ARTICLE IV
CAPITAL STOCK
     The total number of shares of all classes of stock that the Corporation shall have authority to issue is 10,000, all of which shall be shares of Common Stock, par value $0.01 per share.
ARTICLE V
DIRECTORS
          Elections of directors of the Corporation need not be by written ballot, except and to the extent provided in the By-laws of the Corporation.

ARTICLE VI
INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS
          (1) No person who is or was a director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for, and only to the extent of, liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. No amendment to or repeal of, or adoption of any provision of this Certificate of Incorporation inconsistent with, this Section shall adversely affect the rights and protection afforded to a director of the Corporation under this Section for acts or omissions occurring prior to such amendment to or repeal or adoption of an inconsistent provision. If the General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended General Corporation Law.
          (2) The Corporation, to the full extent permitted by section 145 of the General Corporation Law, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto.
ARTICLE VII
BY-LAWS
          The directors of the Corporation shall have the power to adopt, amend or repeal by-laws.
ARTICLE VIII
AMENDMENT
          The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all the provisions of this Certificate of Incorporation and all rights conferred on stockholders, directors and officers in this Certificate of Incorporation are subject to this reserved power.